UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2023.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM THIRD QUARTER 2023
EARNINGS CONFERENCE CALL

Santiago, Chile, November 16, 2023 –Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B, the “Company”), held a conference call today to discuss the third quarter 2023 results. The following items were discussed by executive management as part of the conference call:

Yesterday, we reported our third-quarter 2023 earnings, and on this call, we would like to focus on the key drivers in each of our businesses behind our performance during this quarter:

In the lithium business, we reported close to US$1.3 billion in revenues, approximately 10% lower than compared to the previous quarter this year. Primary, as a result of significantly lower realized sales prices, partially offset by record-high sales volumes of over 43,000 metric tons during the quarter. We all observed a downward price trend that commenced at the beginning of this year and could continue for the remainder of 2023. Since the majority of our sales contracts are linked to price indices which move with the market, our realized sales prices have followed the same trend, with a small delay, and it is reasonable to expect that they should continue to reflect market price dynamics in the upcoming months.

We continue to see strong fundamentals behind long-term growth of lithium demand supported by electric vehicle production and sales volumes, which we expect to reach close to 14 million units this year, approximately 35% year-on-year growth, as well as emission reduction targets worldwide. We believe that annual lithium demand growth could be above 20% for the next five years. In the short-term, however, the excess of inventories along chemicals and battery materials supply chain, as well as additional supply which entered the market this year, have been negatively affecting customer purchasing activity. As a result, we expect to see quarter-on-quarter similar or lower sales volumes during the fourth quarter this year.

In the iodine business, we reported over US$210 million in revenues for the third quarter 2023, driven by the strong pricing environment, with sales prices close to US$70 per kilogram, with year-to-date higher volumes than last year. This is supported by increased demand from X-ray contrast media segment, albeit some reduction in demand coming from more price-sensitive applications. We believe that SQM remains the only iodine producer to increase its supply materially this year while we keep on increasing our capacity.

Moving to fertilizer business, our revenues in Specialty Plant Nutrition and Potassium business segments reached almost US$300 million during the third quarter, as a result of positive demand growth which began during the third quarter this year and is expected to continue into 2024.

In the industrial chemicals business, during the third quarter, we completed solar salts delivery to the concentrated solar power plant project in the Middle East, with a total of more than 430,000 metric tons of solar salts produced and shipped between 2020 and 2023. This mission proved to be challenging, particularly as the majority of deliveries occurred amidst the global pandemic, which strained both our production capabilities and logistical conditions. We are proud of our accomplishments and the successful completion of this contract.

As for our progress with our expansions plans both in Chile and abroad, our lithium carbonate capacity in Chile has reached 200,000 metric ton per year, and we expect to complete the expansion to 210,000 metric tons in the beginning of 2024, almost a year earlier than anticipated. This gives us space to focus on production cost optimization and to ensure that we remain one of the most cost-efficient lithium producers in the world. In Australia, the first production of spodumene concentrate at Mt. Holland is expected during this quarter, while in China, we have started lithium hydroxide production from lithium sulfate. As part of the Salar Futuro project development, during the third quarter, we acquired a 20% stake in Adionics, a French DLE technology developer and patent holder, after extensive pilot tests in France and semi-industrial tests in the Salar de Atacama. We look forward to working together on the engineering for the industrial testing of this technology in our lithium operations as well as to continue looking for R&D and innovation projects through our SQM Lithium Ventures program.

As we continue our progress towards more sustainable operations, another very significant milestone reached last quarter was an international recognition from IRMA of our commitment to becoming the world´s most sustainable source of lithium. Our operations in the Salar de Atacama received the highest score to date of IRMA 75, reflecting our dedication to transparency and community engagement. While there is a considerable amount of work ahead of us, in collaboration with our communities and stakeholders, we will persist in the collective effort to achieve our sustainability objectives.

To answer the questions on the progress of negotiations with Codelco, Ricardo Ramos, Chief Executive Officer, commented the following: “As directly responsible for the negotiations with Codelco, I believe that Codelco is a great company, with an outstanding professional team, and of course, like any large company in the mining and natural resources area, it faces important challenges in the short term. SQM, like any other large company, is facing similar challenges. We started conversations with Codelco about six months ago and a significant part of the meetings that we have had so far, have been focused on explaining in detail our lithium business, the technology we have developed, the production process and the initiatives we are working on. It is important to remember that we have the largest lithium production site in the world in the Salar de Atacama, along with the largest integrated lithium refining capacity in the world, located near the city of Antofagasta. On top of this, we have spent a significant amount of time, sharing visions over the Salar Futuro Project, the importance that the successful execution of this project has over the sustainability of the operations in the Salar de Atacama, the investments required and the technologies we are developing to achieve our goal to reach a hydric neutrality in the Salar de Atacama basin. At the same time, it is important to remember that a potential agreement in these negotiations must be for the benefit of Chile, the Antofagasta region, the local communities, Codelco and of course, SQM, and clearly any agreement must be based on the shared vision of the challenges and opportunities this operation has for all of the stakeholders. Rest assured, that we will inform the market in a timely manner, through our own channels of communication, of any significant development in this negotiation”.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com
Irina Axenova 56-2-24252280 / irina.axenova@sqm.com
Isabel Bendeck 56-2-24252274 / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the ongoing negotiations with Codelco, the development of Salar Futuro Project, Company’s capital expenditures, financing sources, Sustainable Development Plan, business and demand outlook, future economic performance, anticipated sales volumes, profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, including the most recent annual report on Form 20-F, as amended, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: November 16, 2023	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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